[AMERISAFE LETTERHEAD]
August 21, 2007
Ms. Ibolya Ignat
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Re:	AMERISAFE, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed on March 5, 2007 File No. 001-12251

Dear Ms. Ignat:
     Pursuant to our phone conversation on July 26, 2007, it is my understanding that the Staff has requested additional information regarding the Company’s responses to the second and third bullet points of Comment No. 2 in the Staff’s letter dated June 22, 2007. This letter responds to that supplemental request.
Comment No. 2, Second Bullet Point:
Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

Response: In response to the Staff’s comment to provide responses in a disclosure-type format, attached to this letter as Annex A are proposed additions to the existing disclosure in the Company’s 2006 Form 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

As evidenced by this additional disclosure, management did not adjust its assumptions in calculating current year reserves given historical changes or current trends observed. As expressly stated in the additional disclosure included in Annex A, the Company established its 2006 reserves in a manner substantially consistent with historical trends and its assumptions, and did not establish lower reserves for the 2006 accident year in response to reported case incurred amounts

Ms. Ibolya Ignat
Securities and Exchange Commission
August 21, 2007

that were lower than what historical trends and management’s assumptions would have predicted.

As noted throughout the Company’s 2006 Form 10-K and reemphasized in the disclosure set forth on Annex A, the Company focuses on insuring employers engaged in hazardous industries, a segment of the workers’ compensation insurance market that results in the Company reporting relatively fewer but more severe claims. Based on the Company’s 21-year history of operating in this segment of the workers’ compensation market, management believes that lower frequency, higher severity business has the potential for greater volatility in its loss and loss adjustment expenses in any accident year. Accordingly, the Company’s management evaluates actuarial analyses, Company operating statistics and industry data, and uses substantial judgment in establishing loss reserves.
Comment No. 2, Third Bullet Point:
▪	Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response: As noted in the additional disclosure set forth in Annex A, the Company has included what management believes is a key assumption in evaluating the adequacy of current accident year loss and loss adjustment expenses.

Further, as indicated in our response to the Staff in the letter dated July 16, 2007 and the response above to the second bullet point of Comment No. 2, the Company does not believe that any key assumptions as of December 31, 2006 that are premised on future emergence were inconsistent with historical loss reserve development patterns. For 2006, management established reserves in a manner substantially consistent with the Company’s historical loss reserve development pattern.

Finally, for clarification, this response to the second and third bullet points of Comment No. 2 and the related additional disclosures in Annex A are in addition to, and not in substitution for, the additional disclosure set forth in our letter to the Staff dated July 16, 2007 and the annexes to that letter.

Ms. Ibolya Ignat
Securities and Exchange Commission
August 21, 2007

* * * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this filing, please do not hesitate to contact me at (337) 463-9052 (facsimile: (337) 463-7298), or our counsel, James E. O’Bannon at (214) 969-3766 (facsimile: (214) 969-5100).

Very truly yours, AMERISAFE, Inc.
/s/ Geoffrey R. Banta
Geoffrey R. Banta
Executive Vice President and Chief Financial Officer

CC:	C. Allen Bradley
Todd Walker
AMERISAFE, Inc.

James E. O’Bannon
Jones Day

Peter Cangany
Ernst & Young LLP

ANNEX A
Overview
     AMERISAFE is a holding company that markets and underwrites workers’ compensation insurance through its subsidiaries. Workers’ compensation insurance covers statutorily prescribed benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our business strategy is focused on providing this coverage to small to mid-sized employers engaged in hazardous industries, principally construction, trucking and logging. Employers engaged in hazardous industries pay substantially higher than average rates for workers’ compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Hazardous industry employers also tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We provide proactive safety reviews of employers’ workplaces. These safety reviews are a vital component of our underwriting process and also promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns or aberrations that cause underwriting, safety or fraud concerns. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.
     We actively market our insurance in 31states and the District of Columbia through independent agencies, as well as through our wholly owned insurance agency subsidiary. We are also licensed in an additional 14 states and the U.S. Virgin Islands.
     One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing net income by the average of shareholders’ equity plus redeemable preferred stock. Our return on average equity was 22.6% in 2006, 5.0% in 2005, and 10.8% in 2004. Our overall financial objective is to produce a return on equity of at least 15% over the long-term while maintaining optimal operating leverage in our insurance subsidiaries that is commensurate with our A.M. Best rating. For 2007, we anticipate producing a combined ratio of 95% or lower. Our combined ratio was 92.4% in 2006, 104.2% in 2005 and 99.5% in 2004.
     Investment income is an important element of our net income. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in many other lines of business. From December 31, 2002 to December 31, 2006, our investment portfolio, including cash and cash equivalents, increased from $250.0 million to $665.5 million and produced net investment income of $25.4 million in 2006, $16.9 million in 2005 and $12.2 million in 2004. In the third quarter of 2005, we received $61.3 million from one of our reinsurers pursuant to a commutation agreement. In the fourth quarter of 2005 we completed our initial public offering, and we retained $53.0 million of the net proceeds from the offering. Of the net proceeds we retained, we contributed $45.0 million to our insurance subsidiaries. The remaining $8.0 million will be used to make additional capital contributions to our insurance company subsidiaries as necessary to supplement our anticipated growth and for general corporate purposes.
     The use of reinsurance is an important component of our business strategy. We purchase reinsurance to protect us from the impact of large losses. Our reinsurance program for 2007 includes 16 reinsurers that provide coverage to us in excess of a certain specified loss amount, or retention level. Under our reinsurance program, we pay our reinsurers a percentage of our gross premiums earned and, in turn, the reinsurers assume an allocated portion of losses for the accident year. Our 2007 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, our reinsurance coverage is limited to $10.0 million for any single claimant for the first four layers and $5.0 million for any single claimant for the fifth layer, subject to applicable deductibles, retentions and aggregate limits. We retain the first $2.0 million of each loss and are subject to an annual aggregate deductible of approximately $6.0 million for losses between $2.0 million and $5.0 million before our reinsurers are obligated to reimburse us. The aggregate limit for all claims for losses between $2.0 million and 5.0 million is approximately

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$51.0 million. As losses are incurred and recorded, we record amounts recoverable from reinsurers for the portion of the losses ceded to our reinsurers.
     We retain a significant amount of losses under our reinsurance programs. Based, in part, on the cost of reinsurance, we have increased our retention level in each of the past five years. In 2002, our retention level was $500,000. In 2003, we increased our retention to $500,000 plus 20% of each loss occurrence between $500,000 and $5.0 million. In 2004, we further increased our retention level to $1.0 million. In addition, for losses between $1.0 million and $2.0 million, we had an annual aggregate deductible of $300,000 and, after we satisfied the deductible, retained 10% of each loss occurrence. For losses between $2.0 million and $5.0 million, we had an annual aggregate deductible of $1.3 million and, after we satisfied the deductible, retained 20% of each loss occurrence. In 2005, we continued to retain the first $1.0 million of each loss occurrence. However, for losses between $1.0 million and $5.0 million, we increased our annual aggregate deductible to $5.6 million and, after we satisfied the deductible, retained 10% of each loss occurrence. In 2006, we retained the first $1.0 million of each loss and were subject to an annual aggregate deductible of $15.4 million for losses between $1.0 million and $2.0 million before our reinsurers were obligated to reimburse us. After the deductible was satisfied, we retained 25.0% of each loss between $1.0 million and $2.0 million. The aggregate limit for all claims for losses between $1.0 million and $2.0 million was $5.4 million. We were subject to an annual aggregate deductible of $7.7 million for losses between $2.0 million and $5.0 million before our reinsurers were obligated to reimburse us. The aggregate limit for all claims for losses between $2.0 million and $5.0 million was $39.0 million. As a result of increases in our retention levels and collections from our reinsurers in the normal course of business, our amounts recoverable from reinsurers decreased from $122.6 million at December 31, 2005 to $109.6 million at December 31, 2006.
     Our most significant balance sheet liability is our reserve for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain.
     Our focus on providing workers’ compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers’ compensation insurance companies. Severe claims, which we define as claims having an estimated ultimate cost of more than $500,000, have a material effect on our current accident year loss reserves (and our reported results of operations) as the result of both the number of severe claims reported in any year and the timing of claims in the year. As a result of our focus on lower frequency, higher severity business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers’ compensation insurance companies.
     For example, in 2002 through 2006, we received 125 severe claims, or an average of 25 severe claims per year. However, the number of severe claims reported in any one year in this five-year period ranged from a low of 18 in 2003 to a high of 37 in 2005. More importantly, the reported frequency of severe claims per million dollars in gross earned premium over this same five-year period ranged from a high of 0.133 in 2005 to a low of 0.069 in 2006.
     Further, the ultimate cost of severe claims is more difficult to estimate, principally due to the uncertainty of medical treatment and outcome and the length and degree of disability. Because of these uncertainties, the estimate of the ultimate cost of severe claims can vary significantly as more information becomes available. As a result, at year end, the case incurred reserve for a severe claim reported early in the year may be more accurate than the case incurred at year end reserve established for a severe claim reported late in the year.
     A key assumption used by management in establishing loss reserves is that average per claim case incurred loss and loss adjustment expenses will increase year over year. We believe this increase primarily reflects medical and wage inflation. However, changes in per claim case incurred loss and loss adjustment expenses can be significantly affected by claims severity and claims frequency in any year.

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     At December 31, 2006, our per claim case incurred loss and loss adjustment expenses for 2006 was lower than what we would have expected based on historical trends. In evaluating this information, management considered, among other things, the fewer number of severe claims reported in 2006 as well as the fact that more of the 2006 claims had been reported later in the year. Based on their evaluation of our historical loss data and operating statistics, management believed that losses in 2006 were likely to develop in a manner substantially consistent with historical data. Accordingly, management increased IBNR reserves for 2006 to more closely reflect historical trends in per case incurred loss and loss adjustment expenses.
     As described above, substantial judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, length of time to achieve ultimate settlement of claims, inflation of medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings.
     In 2006, we decreased our estimates for prior year loss reserves by $2.2 million, which increased net income by $1.4 million. We increased our estimates for prior year loss reserves by $8.7 million in 2005 and $13.4 million in 2004. We also recorded a $13.2 million loss in connection with a commutation agreement with Converium in 2005. These increased estimates and the commutation decreased our net income by $14.2 million in 2005 and $8.7 million in 2004.
     The workers’ compensation insurance industry is cyclical in nature and influenced by many factors, including price competition, medical cost increases, natural and man-made disasters, changes in interest rates, changes in state laws and regulations and general economic conditions. A hard market cycle in our industry is characterized by decreased competition that results in higher premium rates, more restrictive policy coverage terms and lower commissions paid to agencies. In contrast, a soft market cycle is characterized by increased competition that results in lower premium rates, expanded policy coverage terms and higher commissions paid to agencies. We currently believe that the workers’ compensation insurance industry is slowly transitioning to a more competitive market environment. Our strategy across market cycles is to maintain underwriting profitability, deploy capital judiciously, manage our expenses and focus on underserved markets within our target industries that we believe will provide opportunities for greater returns.

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